# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Service Properties Trust, CIK 0000945394
CUSIP: 81761L201
Title of class of securities: Common Stock
Address of issuer's principal executive offices: C/O THE RMR GROUP, TWO NEWTON PL., 255 WASH. ST., STE. 300, NEWTON, Massachusetts (MA), 02458
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-004815
Filed by CIK 0000884546

## Reporting persons
- CHARLES SCHWAB INVESTMENT MANAGEMENT INC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 3,009,475; shared voting power 0; sole dispositive power 3,009,475; shared dispositive power 0; aggregate amount beneficially owned 3,009,475 (2.32% of the class)

## Item 1. Issuer
Name of issuer: Service Properties Trust
Address of issuer's principal executive offices:
C/O THE RMR GROUP, TWO NEWTON PL., 255 WASH. ST., STE. 300, NEWTON, MASSACHUSETTS
02458

## Item 2. Person Filing
Name of person filing: CHARLES SCHWAB INVESTMENT MANAGEMENT INC
Address of principal business office or, if none, residence:
425 Market Street, Suite 1700
San Francisco, CA 94105
Citizenship: DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,009,475
Percent of class: 2.32
Sole power to vote or to direct the vote: 3,009,475
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,009,475
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CHARLES SCHWAB INVESTMENT MANAGEMENT INC: /s/ Omar Aguilar, Omar Aguilar/Chief Executive Officer (11/10/2026)